Exhibit 99.1

NewLead Holdings Announces Commercial Competency of MT Sofia

Bermuda, July 27, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today a review of the commercial competency of one of its bitumen tanker vessels, the MT Sofia (“Sofia”) since the vessel was delivered to NewLead’s fleet.

The Sofia is a 2008-built bitumen tanker vessel of 2,888 dwt and is one of the five bitumen tanker vessels that were delivered to NewLead’s fleet during the fourth quarter of 2014.

Since the end of November 2014, when NewLead took delivery of the Sofia, the vessel has been trading in the spot market under consecutive voyages. Previously, the Sofia has completed twelve different voyage charter agreements and fifteen different voyages and has transported approximately 29,175 metric tons of bitumen. Currently, the Sofia is performing its thirteenth voyage charter agreement while the Company has already agreed upon her following voyage charter, which is expected to commence at the end of July 2015, upon completion of its existing charter agreement.

For the past nine months, the Sofia has been trading mainly in the Central and East Mediterranean and the Black Sea areas with the vessel loading in Greece and Italy and discharging in Greece, Roumania, Lebanon, Cyprus, Egypt, Turkey and Libya.

Upon delivery of the Sofia to NewLead, the Company invested in the maintenance and improvement of the vessel’s condition. NewLead improved the intake capacity of the vessel and the bunker consumption for steaming and heating that resulted from the installation of new equipment and the efforts of the crew on board the vessel. The improved condition and fuel efficiency of the vessel allowed for her vetting by principal oil major leading to enhanced attraction by reputable charterers.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "Since NewLead took delivery of the five bitumen tanker vessels, the Company has managed to ensure a balance between spot voyages and time charter agreements to allow the Company to respond to and benefit from oil market reactions. Since the Sofia entered NewLead’s fleet, the vessel has been constantly employed at competitive market rates while trading in demanding market regions that remain active.”

Mr. Zolotas added, “NewLead will continue to capitalize on opportunities that arise in the bitumen market, where oil major refineries, oil trading and road construction activity allow for opportunities, but at the same time, NewLead is also looking to grow its bitumen fleet further.”

NewLead has approximately 55.34% and 74.11% of its operating days covered for 2015 and 40% and 14.9% of its operating days covered for 2016 for its dry bulk and tanker vessels, respectively.

Fleet Update

The following table details NewLead's fleet as of July 24, 2015:

Vessel Name	Size (dwts)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Q4 2015
Newlead Albion	32,318	Eco-type Handysize	2012	Q3 2015
Newlead Venetico	32,394	Eco-type Handysize	2012	Spot
Newlead Victoria	75,966	Panamax	2002	min Q2 - max Q3 2018
Newlead Markela	71,733	Panamax	1990	Q2 2016
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2015
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - min Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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